UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

Jan 30, 2009

To whom it may concern:
	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Terunobu Maeda, President & CEO
	Head Office:	2-5-1, Marunouchi, Chiyoda-ku, Tokyo
	Code Number:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Announcement Concerning Valuation Losses on Securities for the Third Quarter of Fiscal 2008

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, for the Third Quarter of fiscal 2008, the Company is required to recognize valuation losses by impairment (“devaluation”) on its securities classified as Other Securities, of which fair values are significantly deteriorated and recoveries are not expected.

1. Valuation Losses on Securities for the Third Quarter of Fiscal 2008

Aggregated Figures
(A) Total amount of valuation losses on securities for the third quarter of fiscal 2008 (from October 1, 2008 to December 31, 2008) (=(a)-(b))	¥243.8 billion (reference) ¥204.9 billion

(a) Total amount of valuation losses on securities for the nine months ended December 31, 2008 (from April 1, 2008 to December 31, 2008)	¥385.8 billion (reference) ¥300.5 billion

(b) Total amount of valuation losses on securities for the six months ended September 30, 2008 (from April 1, 2008 to September 30, 2008)	¥142.0 billion (reference) ¥95.5 billion

Notes:

1.	Aggregated Figures are the aggregated figures of valuation losses of Mizuho Bank, Ltd. (MHBK), Mizuho Corporate Bank, Ltd. (MHCB) and Mizuho Trust & Banking Co., Ltd. (MHTB).

2.	The Company reassesses the valuation of Securities at each quarter period end based on previous year-end book values without regard to previous interim period losses.

3.	Fiscal year of the Company ends on March 31.

4.	(reference) is the aggregated figures of impairment of stocks held by MHBK, MHCB, and MHTB.

The proportion of such losses against Net Assets, Ordinary Profits and Net Income

Consolidated Basis
(B) Net Assets as of the end of Fiscal 2007	¥5,694.1billion
(A)/(B) x 100	4.2%
(a)/(B) x 100	6.7%
(C) Ordinary Profits as of the end of Fiscal 2007	¥397.1 billion
(A)/(C) x 100	61.3%
(a)/(C) x 100	97.1%
(D) Net Income as of the end of Fiscal 2007	¥311.2 billion
(A)/(D) x 100	78.3%
(a)/(D) x 100	123.9%

2. Future outlook

For “Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)”, please refer to “Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009” and “ Consolidated Financial Statements for the Third Quarter of Fiscal 2008”.

Contact:	Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio ,including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.